UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MACROSHARES OIL UP TRADEABLE TRUST

(Name of Issuer)

MACROshares Oil Up Tradeable Shares

(Title of Class of Securities)

55610L109

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

________________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO - Limited Partnership

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Management LLC
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
SEC Use Only
Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.
Aggregate Amount Beneficially Owned by Each Reporting Person -0- Refer to Item 4 below.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
Type of Reporting Person (See Instructions) OO - Limited Liability Company

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Master Fund Ltd.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
SEC Use Only
Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.
Aggregate Amount Beneficially Owned by Each Reporting Person 0.0% Refer to Item 4 below.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer
MACROshares Oil Up Tradeable Trust
(b)	Address of Issuer’s Principal Executive Offices
c/o State Street Bank and Trust Company, 200 Clarendon Street, Boston, MA 02116

Item 2.

(a)	Name of Person Filing
Ionic Capital Partners LP Ionic Capital Management LLC Ionic Capital Master Fund Ltd.
(b)	Address of Principal Business Office or, if none, Residence

Ionic Capital Partners LP
Ionic Capital Management LLC

366 Madison Avenue, 9th Floor, New York, New York 10017

Ionic Capital Master Fund Ltd.

Walkers SPV Limited, Walker House, 87 Mary Street, George Town

Grand Cayman KY1-9002, Cayman Islands

(c)	Place of Organization
Ionic Capital Partners LP – Delaware Ionic Capital Management LLC – Delaware Ionic Capital Master Fund Ltd. – Cayman Islands
(d)	Title of Class of Securities
MACROshares Oil Up Tradeable Shares
(e)	CUSIP Number
55610L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(b)	Percent of Class
Ionic Capital Partners LP – 0.0% Ionic Capital Management LLC – 0.0% Ionic Capital Master Fund Ltd. – 0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(ii) shared power to vote or to direct the vote
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(iii) sole power to dispose or to direct the disposition of
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(iv) shared power to dispose or to direct the disposition of
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2009

IONIC CAPITAL PARTNERS LP

By: Ionic Capital Management LLC, its General Partner

By:/s/ John C. Richardson

John C. Richardson

General Counsel

IONIC CAPITAL MANAGEMENT LLC

By:/s/ John C. Richardson

John C. Richardson
General Counsel

IONIC CAPITAL MASTER FUND LTD.

By: Ionic Capital Partners LP, its Investment Advisor

By: Ionic Capital Management LLC, its General Partner

By:/s/ John C. Richardson

John C. Richardson

General Counsel

The Joint Filing Agreement filed with the Schedule 13G filed with the Securities and Exchange Commission on April 18, 2008 by the Reporting Persons with respect to the MACROshares Oil Up Tradeable Shares of MACROshares Oil Up Tradeable Trust, executed by and among Ionic Capital Partners LP, Ionic Capital Management LLC and Ionic Capital Master Fund Ltd. (together, the “Ionic Filers”), authorizing the Ionic Filers to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, is hereby incorporated by reference.